UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EHAVE, INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

28238M205
(CUSIP Number)

Prateek Dwivedi,

c/o Nauth LPC

217 Queen Street West, Suite 401

Toronto, Ontario Canada, M5V 0R2
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28238M205
1. Names of Reporting Persons Prateek Dwivedi
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,536,550
8. Shared Voting Power 0
9. Sole Dispositive Power 2,536,550
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,536,550
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 9.99% (1)
14. Type of Reporting Person (See Instructions) IN

(1) Based upon 25,413,839 common shares, no par value, of the issuer outstanding as of April 15, 2019, as disclosed in the Form 20-F for the fiscal year ended December 31, 2018, filed on May 15, 2019, by the issuer with the U.S. Securities and Exchange Commission.

Item 1. Security and the Issuer

This Schedule 13D (this "Schedule 13D") relates to common shares, no par value (the "Common Shares"), of Ehave, Inc., an Ontario corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 277 Lakeshore Road East, Suite 203, Oakville, Ontario, Canada L6J 6J3.

On May 28, 2019, the Issuer effected a share consolidation at a ratio of 100 pre-consolidation Common Shares to one post-consolidation Common Share (the "Share Consolidation"). As a result, every 100 issued and outstanding Common Shares (and Common Shares held in treasury) were automatically converted into one Common Share. In addition, a proportionate adjustment was made to the per share exercise price and the number of Common Shares issuable upon conversion of the Issuer's outstanding shares of preferred stock and exercise of all outstanding stock options and warrants to purchase Common Shares. Except as otherwise provided herein, all share and per-share amounts of the Issuer's Common Shares have been adjusted to give effect to the Share Consolidation for all periods presented.

Item 2. Identity and Background

(a)  The name of the person filing this Schedule 13D is Prateek Dwivedi (the "Reporting Person").

(b)  The principal business address of the Reporting Person is c/o Nauth LPC, 217 Queen Street West, Suite 401 Toronto, Ontario, M5V 0R2.

(c)  The Reporting Person is the record and direct beneficial owner of the Common Shares covered by this Schedule 13D.  The principal occupation of the Reporting Person is consultant.

(d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)  The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Person acquired 2,536,550 Common Shares pursuant to a Memorandum of Understanding, dated February 27, 2019 (the "MOU"), pursuant to which the Issuer and the Reporting Person agreed to amend the Reporting Person's Employment Agreement, dated July 25, 2016 (the "Employment Agreement") to reflect the cancellation of all of the Reporting Person's outstanding equity awards in exchange for 2,536,550 Common Shares.

Item 4. Purpose of Transaction

The Reporting Person acquired 2,536,550 Common Shares on February 27, 2019 as compensation for serving as the Issuer's President and Chief Executive Officer.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions and the financial performance of the Issuer, the Reporting Person may have further discussions and other communications with other shareholders of the Issuer and may take actions that could result in, among other things: (a) the acquisition by the Reporting Person of additional Common Shares or other securities of the Issuer, or the disposition of Common Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors and management of the Issuer, changes to the composition of the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions and/or pursue such options with respect to its investment in the Issuer as the Reporting Person deems appropriate under the circumstances.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Person's general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

(b) Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)   shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)   sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)   shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)  There were no transactions in the Common Shares that were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 25, 2016, the Issuer and the Reporting Person entered into the Employment Agreement, pursuant to which the Reporting Person was entitled to receive (i) an initial stock option award representing the right to purchase a number of Common Shares representing five percent of the Issuer's total outstanding Common Shares and (ii) conditional upon the Issuer's completion of the next financing round of $10 million, a single one-time adjustment stock option award in an amount sufficient to maintain the Reporting Person's five percent share of the Issuer's total outstanding Common Shares (the "Adjustment Equity Award").

On February 27, 2019, the Issuer and the Reporting Person entered into the MOU, pursuant to which the Issuer and the Reporting Person agreed to amend the Employment Agreement to cancel the Reporting Person's Adjustment Equity Award, his outstanding options and the termination without cause provisions in exchange for 2,536,550 Common Shares, which represents 10 percent of the Issuer's total outstanding Common Shares. The foregoing description of the Employment Agreement and MOU is qualified in its entirety by reference to the Employment Agreement and MOU, copies of which are filed as Exhibits 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Except as otherwise described herein, the Reporting Person does not have any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Common Shares or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

 The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1

Executive Employment Agreement, dated July 25, 2016, between the Issuer and its President and CEO, Prateek Dwivedi (incorporated by reference to Exhibit 4.14 to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2017).

99.2

Memorandum of Understanding, dated February 27, 2019, between the Issuer and Prateek Dwivedi, Chief Executive Officer (incorporated by reference to Exhibit 4.52 to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2019).

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2020	PRATEEK DWIVEDI

/s/ Prateek Dwivedi